Delisting Determination,The Nasdaq Stock Market, LLC,
January 30, 2007, Backweb Technologies, Ltd. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the ordinary shares of Backweb Technologies Ltd. (the Company), effective at the opening of the trading session on February 9, 2007.
Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to the following Marketplace Rules: 4320(e)(2)(E)(ii). The
Company was notified of the Staffs determination on January 17, 2007. The Company did not appeal the Staff determination to the Listing Qualifications Hearings Panel, and the Staff determination to delist the Company became final on January 26, 2007.